UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

     GRUPO AEROPORTUARIO DEL PACIFICO REPORTS
PASSENGER TRAFFIC INCREASE OF 6.2%
FOR FEBRUARY 2007

Guadalajara, Jalisco, Mexico, March 8, 2007. Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“The Company” or “GAP”) today announced terminal passenger traffic figures for the month of February 2007 compared to traffic figures for February 2006.

During February 2007, total terminal passenger increased 6.2% compared to February 2006, driven by domestic passenger traffic, which grew 18.3% .

Compared to February 2006, domestic terminal traffic registered a net increase of 159.3 thousand passengers, mainly driven by passenger traffic growth at the Tijuana, Guadalajara, Bajio, Los Cabos, La Paz, Morelia, Los Mochis, Puerto Vallarta, Hermosillo and Aguascalientes airports. The airports with the most notable increases were Tijuana with 58.5 thousand passengers, Guadalajara with 57.8 thousand passengers, Bajio with 11.1 thousand passengers, Los Cabos with 8.7 thousand passengers, La Paz with 8.2 thousand passengers, Morelia with 5.7 thousand passengers, Los Mochis with 5.5 thousand passengers, Puerto Vallarta with 4.5 thousand passengers, Hermosillo with 4.3 thousand passengers and Aguascalientes with 0.6 thousand passengers (representing a total increase of 164.9 thousand domestic passengers in February 2007, compared to February 2006). In the cases of Guadalajara, Bajio, Los Mochis, La Paz, Puerto Vallarta, Los Cabos, Tijuana and Morelia, the increases continue to be largely attributable to the routes operated by low-cost carriers (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

At the same time, GAP experienced declines in domestic passenger traffic at the airports of Mexicali with 4.5 thousand passengers and Manzanillo with 1.1 thousand passengers, representing a total decrease of 5.6 thousand domestic passengers at these airports compared to February 2006.

In terms of international terminal passenger traffic, there were increases at the Manzanillo airport with 2.9 thousand passengers, La Paz with 1.5 thousand passengers, Tijuana with 0.6 thousand passengers and Aguascalientes with 0.5 thousand passengers representing a total increase of 5.6 thousand international passengers at these airports compared to February 2006.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman Perera, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Decreases in international passenger traffic at the Guadalajara, Bajio and Morelia airports was possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California.

Decreases in international passenger traffic at the Hermosillo airport resulted from the suspension of Hermosillo-Los Angeles route operated by Aerocalifornia. Delta Airlines resumed service to this route in early February, however, it is to early to tell how this will affect the Company.

It is important to mention that the decreases in international traffic at the Los Cabos and Puerto Vallarta airports were due to the effect of Hurricane Wilma, which took place in 2005. During 2005, these destinations experienced higher passenger traffic due to the effects of the hurricane, which caused damages to other tourist destinations and airports located in Gulf of Mexico region, and thus, drove passenger traffic to GAP’s regions.

Domestic Terminal Passengers (in thousands):

Airport	Feb-06	Feb-07	% Var	Jan-Feb 06	Jan-Feb 07	% Var
Guadalajara	281.4	339.2	20.5%	566.3	694.5	22.6%
Tijuana	246.2	304.7	23.8%	544.1	664.3	22.1%
Puerto Vallarta	43.1	47.6	10.6%	88.7	99.8	12.5%
Los Cabos	34.7	43.4	25.0%	73.2	90.2	23.3%
Hermosillo	84.4	88.7	5.1%	171.7	175.1	2.0%
Bajio	44.5	55.6	25.0%	96.3	120.5	25.2%
Morelia	21.6	27.3	26.0%	50.4	53.5	6.1%
Mexicali	39.6	35.1	-11.2%	84.5	74.8	-11.5%
La Paz	31.3	39.5	25.9%	64.3	83.7	30.0%
Aguascalientes	18.7	19.3	2.8%	37.4	39.0	4.3%
Manzanillo	8.6	7.5	-12.5%	19.5	15.6	-20.2%
Los Mochis	15.0	20.5	36.9%	29.5	42.1	42.9%
Total	869.1	1,028.4	18.3%	1,825.9	2,153.1	17.9%

GAP Passenger Traffic Report February 2007	Page 2 of 4

International Terminal Passengers (in thousands):

Airport	Feb-06	Feb-07	% Var	Jan-Feb 06	Jan-Feb 07	% Var
Guadalajara	168.1	142.9	-15.0%	395.6	349.0	-11.8%
Tijuana	1.0	1.6	65.3%	1.9	3.4	77.6%
Puerto Vallarta	267.9	260.1	-2.9%	544.7	525.7	-3.5%
Los Cabos	192.8	172.7	-10.4%	383.9	345.5	-10.0%
Hermosillo	8.5	7.8	-8.9%	18.6	16.8	-10.1%
Bajio	34.7	30.2	-13.0%	82.2	76.4	-7.0%
Morelia	22.1	14.7	-33.7%	54.0	38.6	-28.5%
Mexicali	0.2	0.3	35.1%	0.5	0.6	20.6%
La Paz	3.7	5.2	41.0%	6.7	10.0	49.6%
Aguascalientes	6.5	7.0	7.1%	15.9	17.7	11.9%
Manzanillo	20.4	23.3	14.2%	41.3	46.0	11.5%
Los Mochis	0.7	0.6	-16.2%	1.7	1.2	-26.5%
Total	726.5	666.1	-8.3%	1,547.0	1,431.0	-7.5%

Total Terminal Passengers (in thousands):

Airport	Feb-06	Feb-07	% Var	Jan-Feb 06	Jan-Feb 07	% Var
Guadalajara	449.5	482.1	7.2%	961.9	1,043.5	8.5%
Tijuana	247.1	306.3	24.0%	546.0	667.7	22.3%
Puerto Vallarta	310.9	307.8	-1.0%	633.4	625.5	-1.3%
Los Cabos	227.5	216.1	-5.0%	457.1	435.7	-4.7%
Hermosillo	92.9	96.4	3.8%	190.3	191.8	0.8%
Bajio	79.1	85.7	8.4%	178.5	197.0	10.4%
Morelia	43.8	41.9	-4.2%	104.5	92.2	-11.8%
Mexicali	39.8	35.4	-11.0%	85.0	75.3	-11.3%
La Paz	35.0	44.7	27.5%	71.0	93.7	31.9%
Aguascalientes	25.2	26.2	3.9%	53.3	56.8	6.6%
Manzanillo	29.0	30.8	6.2%	60.8	61.6	1.3%
Los Mochis	15.7	21.1	34.6%	31.1	43.3	39.2%
Total	1,595.5	1,694.6	6.2%	3,372.9	3,584.1	6.3%

GAP Passenger Traffic Report February 2007	Page 3 of 4

Low-Cost Carriers

At the close of February 2007, the weekly schedule of flights operated by LCC’s increased by 32 weekly segments compared to January 2007. As a result, GAP’s airports currently have a total of 619 segments, totaling 38 routes operated by LCC’s.

In February 2007, a total of 302.8 thousand passengers were transported by LCC’s (Interjet, A Volar, Volaris, Alma, Click and VivaAerobus), representing 29.45% of domestic passenger traffic for the month.

Currently, LCC’s operate at nine out of the Company’s twelve airports.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report February 2007	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 8, 2007